Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund June 2018 Update
July 20, 2018

Supplement dated July 20, 2018 to Prospectus dated July 13, 2018
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.98%	-6.05%	$6.15M	$986.803
B	1.92%	-6.36%	$59.77M	$802.825
Legacy 1	2.17%	-4.96%	$1.05M	$800.330
Legacy 2	2.15%	-5.07%	$0.38M	$780.671
Global 1	2.22%	-4.34%	$22.90M	$799.205
Global 2	2.20%	-4.47%	$0.92M	$781.541
Global 3	2.05%	-5.31%	$1.03M	$665.184

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened as monetary policy tightened and interest rate differentials increased with other economies.  The Australian dollar weakened on a slowing Chinese economy and on rising U.S. interest rates.  The New Zealand dollar weakened on concerns over rising trade tensions.  The Canadian dollar also weakened on trade tensions.

Energy:  Crude oil prices moved higher as OPEC agreed to increase output to compensate for sector-wide losses in production.  Natural gas prices declined slightly as rising production and inventories limited the impact of warmer weather.

Equities: U.S. equities were mixed as the Dow moved lower on concerns about potential trade wars.  The S&P finished the month slightly higher, boosted by rising energy stocks.  U.K. equities markets moved lower on trade concerns and weaker-than-expected economic data.

Fixed Income:  Global fixed income markets moved slightly lower, despite trade war concerns, with the Federal Reserve restating the case for tighter monetary policy.  The Bank of England kept rates unchanged but provided hawkish guidance in its monetary policy statement.

Grains/Foods:  Corn, wheat and soybean prices declined due to favorable weather and on concerns about trade disputes with China.  Cotton prices also fell due to trade tensions with China.   Sugar markets moved lower on excess supply.  Coffee markets declined on rising output from Brazil, a top producer.

Metals:  Precious metals prices declined on U.S. dollar strength.  Base metal prices declined on low demand and a strong U.S. dollar.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$1,099,705	-$2,153,193
Change In Unrealized Income (Loss)	3,219,099	-84,268
Brokerage Commission	-36,013	-233,459
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-74,760	-516,372
Change in Accrued Commission	-45	6,774
Net Trading Income (Loss)	2,008,576	-2,980,518

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$58,473	$357,452
Interest, Other	13,472	112,261
Income from Securities	163,249	-1,046,541
Dividend Income	0	0
Total Income (Loss)	2,243,770	-3,557,346

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	4,621
Operating Expenses	19,629	129,591
Organization and Offering Expenses	22,524	148,975
Brokerage Expenses	355,549	2,334,857
Dividend Expenses	0	0
Total Expenses	397,702	2,618,044

Net Income (Loss)	$1,846,068	-$6,175,390

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$92,059,697	$113,483,622
Additions	0	166
Net Income (Loss)	1,846,068	-6,175,390
Redemptions	-1,706,542	-15,109,175
Balance at June 30, 2018	$92,199,223	$92,199,223

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$986.803	6,227.63639	$6,145,452	1.98%	-6.05%
B	$802.825	74,448.40021	$59,769,024	1.92%	-6.36%
Legacy 1	$800.330	1,317.53489	$1,054,462	2.17%	-4.96%
Legacy 2	$780.671	482.22166	$376,456	2.15%	-5.07%
Global 1	$799.205	28,651.11636	$22,898,125	2.22%	-4.34%
Global 2	$781.541	1,179.17853	$921,576	2.20%	-4.47%
Global 3	$665.184	1,554.64915	$1,034,127	2.05%	-5.31%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership